UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 18, 2015, entitled "Election to Statoil’s board of directors".

Election to Statoil’s board of directors

In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) 18 March 2015, Rebekka Glasser Herlofsen was elected as new shareholder representative to the company’s board of directors. Grace Reksten Skaugen withdraws from the position as a member of Statoil’s board of directors. Reksten Skaugen had at an early point in time informed the nomination committee that she did not wish to stand for re-election in 2015.

Since 2012, Herlofsen has been the Chief Financial Officer in the Norwegian shipping company Torvald Klaveness. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen’s professional career began in the leading Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance and equity analysis from 1995 to 1999. During the next ten years, Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group she held positions as head of M&A and strategy and corporate planning.

Having been a previous board member in Noreco, she was appointed as the company’s Chief Financial Officer in 2011, before commencing her current role as Chief Financial Officer in Torvald Klaveness, in 2012. Herlofsen is currently a member of the board of DNV GL and, until recently, the chairman of the board of Cermaq. As such, she has broad experience within corporate governance.

Rebecca Glasser Herlofsen is a Norwegian citizen.

The election enters into effect from 19 March 2015 until the ordinary election of shareholder representatives to the board of directors in 2016.

The candidate was elected in accordance with the proposal from the nomination committee.

Contacts:

Olaug Svarva, chair of Statoil’s corporate assembly and the nomination committee.

All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, tel: +47 977 55 622.

This information is subject to the disclosure requirements in section 5-12 in the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 18, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer